No. 152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200

People’s Republic of China

March 31, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	BGM Group Ltd Registration Statement on Form F-3, as amended (File No. 333-285635) Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Act”), BGM Group Ltd (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective, at 4:00 P.M. Eastern Standard Time on April 2, 2025, or as soon thereafter as practicable.

If there is any change in the acceleration request as set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with the Act. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Han Kun Law Offices LLP.

In making this acceleration request, the Company hereby acknowledges the following:

•	should the U.S. Securities and Exchange Commission (“SEC”) or the staff of the SEC (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff’s comments and the declaration of effectiveness as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding this request and to provide notice of effectiveness, please contact Mr. Chen Xin at xinchen@qiliancorp.com, or by telephone at +86 028-6477-5180.

[Signature page follows]

Very truly yours,

BGM Group Ltd

By:	/s/ Chen Xin
Name: Chen Xin
Title: Chief Executive Officer
(Principal Executive Officer)

[Signature Page to Acceleration Request]